UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69009

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2021_____ AND ENDING _____12/31/2021_____
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Cabot Lodge Securities, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
        200 Vesey St, 24th Floor
_____
                                         (No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roger F Leibowitz	804-823-9902	Roger.Leibowitz@clsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
        FGMK, LLC
_____
                        (Name – if individual, state last, first, and middle name)

333 W Wacker Drive, 6th Floor	Chicago	Il	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009		3968	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger F. Leibowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cabot Lodge Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: FINOP/CFO

02/24/2022
County of Henrico
State of Virginia

[signature]
Notary Public

Kevin Alison Burt
Commonwealth of Virginia
Notary Public
7553846
Expires June 30, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CABOT LODGE SECURITIES, LLC

**FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2021

Public Document

**Filed as Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934**

SEC I.D. 8-69009

CABOT LODGE SECURITIES, LLC
December 31, 2021

TABLE OF CONTENTS

Page

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Cabot Lodge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cabot Lodge Securities LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 11, 2022

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

CABOT LODGE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	960,255
Clearing deposits		180,000
Due from clearing firm and other broker-dealers		191,243
Due from insurance carrier		600,000
Receivables from registered representatives and others, net		75,698
Receivables from affiliates		124,968
Fixed assets, net		8,529
Prepaid expenses and other		70,814
Other assets - restricted cash		52,388
Operating lease right of use asset		147,684
Security deposits		107,727
TOTAL ASSETS	$	2,519,306

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Commissions payable	$	817,885
Accounts payable and accrued expenses		664,154
Due to affiliates		8,568
Operating lease liability		116,046
Other liabilities		78,757
TOTAL LIABILITIES		1,685,410
Member's equity		833,896
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,519,306

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Cabot Lodge Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware in October 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company maintains its corporate office in New York, New York.

The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker-dealer performs clearing functions for all broker-dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker-dealer and other brokers. The accounting and reporting policies of the Company conform to United States generally accepted accounting principles ("U.S. GAAP").

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company"), which in turn is a wholly-owned subsidiary of Wentworth Management Services, LLC ("Wentworth").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Assumptions
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant accounting estimates include its allowance for doubtful accounts.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash on deposit and money market funds, all of which have original maturities of three months or less. The Company regularly maintains cash balances that exceed Federal Deposit Insurance Corporation limits.

Restricted Cash
The Company entered into an agreement to sub lease its former office space effective December 1, 2014. In accordance with this agreement the security deposit paid by the tenant is recorded as restricted cash on the statement of financial condition.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Due from Clearing Firm and Other Broker-Dealers
Receivables due from the clearing firm and other brokers and dealers are generally collected in full in the month following their accrual. No allowance for doubtful accounts was deemed necessary by management as of December 31, 2021.

Receivables from Registered Representatives and Others and Allowances for Uncollectible Accounts
The Company extends unsecured credit in the normal course of business to its representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2021, the Company had recorded a $25,000 allowance for any potential non-collection. Receivables were $191,027 as of January 1, 2021, net of an allowance of $25,000.

Leases
The Company determines if an arrangement is a lease, or contains a lease, at the inception of the arrangement. When the Company determines the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or a finance lease. Operating and finance leases result in the Company recording a right-of-use ("ROU") asset and lease liability on its Statement of Financial Condition. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

Operating and finance lease ROU assets and liabilities are initially recognized based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit interest rate if readily determinable or when the implicit interest rate is not readily determinable, the Company uses its incremental borrowing rate. The incremental borrowing rate is not a commonly quoted rate and is derived through a combination of inputs including the Company's credit rating and the impact of full collateralization. The incremental borrowing rate is based on the Company's collateralized borrowing capabilities over a similar term of the lease payments. The operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Specific lease terms may include options to extend or terminate the lease when the Company believes it is reasonably certain that it will exercise that option.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. As allowed by U.S. GAAP, the Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. Operating leases are included in operating lease ROU assets, and long-term operating lease liabilities on the Company's statement of financial condition. As of December 31, 2021, the Company had no significant finance leases.

Revenue from Contracts with Customers
The Company recognizes revenue from contracts with customers under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 following a five-step model to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with customers includes commission income from brokerage offerings consisting primarily of mutual funds, variable annuity products, and individual financial securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Income
The Company buys and sells securities with or on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company's performance obligation with respect to commission trades is to execute a trade order once entered. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Trade modifications are treated as a new standalone transaction. Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized at the same time.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company enters arrangements with investment funds (and similar products) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commission expenses and related clearing expenses are recorded on a trade-date basis and when performance obligations in generating the commissions have been substantially completed.

Trail Income
Revenues are also comprised of commission-based products for which the Company and its registered representatives receive an upfront commission and for certain products, a trailing commission. Brokerage offerings include mutual funds, variable and fixed annuities, retirement and 529 education saving plans. The Company earns trail fee income through providing services related to mutual and other funds and variable annuities. These fees are based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the annuity contract. Trailing income is generally received monthly or quarterly while the customer holds the investment or holds the contract. As these trailing fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur. The Company also earns commissions from best efforts placements of securities offerings in which the Company acts as a selling group participant.

The Company does not carry accounts for customers or perform custodial functions related to securities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued**

Other Revenues

Other revenues consist primarily of investment banking fees and consulting fees for investment banking activities and private placement offerings. The Company serves as a financial advisor for business entities that want to raise funds through a sale of securities on a best efforts basis. In some cases, the Company acts as the lead selling agent. In those situations, the Company recognizes revenue at a point in time for the Company's portion of the selling agent fees. Consulting fees related to these types of transactions are generally earned over a period of time, and are generally recognized in even amounts on a monthly basis over the expected period for the respective engagement. Direct costs related to the consulting fees are recognized as incurred. Generally, contracts for both investment banking and consulting services call for monthly fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Certain contracts also call for upfront payments related to the initial transaction and upon closing of transactions which are accrued and recognized at the point in time that performance under the arrangement is completed or at points in time when milestones are completed.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues (a contract liability) until the performance obligations are satisfied. As of December 31, 2021 and 2020, the Company had receivables from contracts with customers totaling $245,279 and $529,845, respectively. As of December 31, 2021 and 2020, the Company had no contract liabilities.

Interest Income

The Company earns interest income under the accrual basis from client margin accounts and cash equivalents.

Income Taxes

The Company is a Delaware single member limited liability company ("LLC") for federal, state and local income tax purposes. The Company is included in consolidated federal, state and local tax returns of its Parent Company and/or Wentworth. As such, the Company is a disregarded entity for income tax purposes and does not record a provision for income taxes, pursuant to FASB ASC 740 Income taxes. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statement.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

3.   NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $5,000 or 6.67% of the aggregate indebtedness, and both as defined, shall not exceed 15 to 1.

The Company had net capital of $443,313 as of December 31, 2021. The Company had net capital of $338,689 in excess of its required net capital of $104,624 as of December 31, 2021. The Company's net capital ratio was 3.5 to 1 as of December 31, 2021.

4.   FULLY DISCLOSED CLEARING AGREEMENTS

During the year ended December 31, 2021, the Company cleared customer transactions through its fully disclosed agreements with RBC Capital Markets and Raymond James & Associates. Both are New York Stock Exchange member firms, and, therefore, the Company operates pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934. As of December 31, 2021, the Company maintained clearing deposits in the aggregate of $180,000. As of December 31, 2021, commission and fees due from clearing brokers was $191,243.

5.   CONCENTRATION OF CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

6.   LEASES

Operating Lease

The Company has a lease for its former office space in New York which expires September 2022. At December 31, 2021 the future minimum lease payments under the lease approximated:

Remaining lease term and discount rate for our operating lease is as follows at December 31, 2021:	
Remaining lease term	**9 months**
Discount rate	**5% annual**
Maturity of our lease liabilities by fiscal year for our operating lease is as follows:	
Nine months ending September 30, 2022	$ 118,629
Less: Imputed interest	(2,583)
Present value of our lease liability	$ 116,046

The Company's total cash outflows for lease liabilities was $136,487 for the year ended December 31, 2021.

Sublease

The Company entered into an agreement to sub lease its former office space effective December 1, 2014. At December 31, 2021, the future minimum lease payments receivable under the sub lease agreement approximated $200,000.

7.   **RELATED PARTY TRANSACTIONS**

Expense Sharing
The Company follows NASD Notice to Members 03-63 regarding expense sharing agreements and records its share of all operational costs and expenses in accordance with U.S. GAAP.

The Company has an expense sharing agreement with the Parent Company and Wentworth. Under the expense sharing agreement, the Parent Company and Wentworth have agreed to cover various operational costs and expenses and provide management services to the Company, and the Company has agreed to reimburse the Parent Company for all direct and indirect expenses paid or otherwise incurred by the Parent Company and/or Wentworth on its behalf. Indirect expenses are allocated to the Company on a reasonable and consistent basis. As of December 31, 2021, the amount due to the Parent Company and/or Wentworth under the expense sharing agreement was $1,254.

The Company has expense sharing agreements with other affiliates, whereby certain operational costs of the Company are allocated to the affiliates on a reasonable and consistent basis. Reimbursable amounts determined under these expense sharing agreements are recorded as a receivable from affiliates and a corresponding reduction of the expense category. As of December 31, 2021, the Company owed $7,314 to affiliates advanced in excess of these agreements.

Revenues
The Company earns commissions and other income from certain entities controlled or otherwise managed by individuals that are owners or officers of Wentworth. As of December 31, 2021, the amount due to these affiliates was $66,560.

The Company earns revenue of from a company that is controlled by a principal shareholder of a company that is the indirect owner of the Company. As of December 31, 2021, the Company is owed $94,868 from this related company, primarily for reimbursement of insurance, registration fees and legal expenses.

The Company earns commission and dealer manager fees from a company with a shareholder that is CEO of the indirect owner of the Company.

Advances
As of December 31, 2021, the Company had an outstanding receivable of $30,000 from CL Fund Management NJ Inc., which is an affiliated holding company for investments in managed funds. CL Fund Management NJ Inc. is controlled by a principal shareholder of a company that is the indirect owner of the Company.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity. Outstanding related party balances are disclosed, non-interest bearing and due on demand.

8.   **COMMITMENT AND CONTINGENCIES**

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees its clearing brokers against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial

Litigation

Certain conditions may exist as of the date the financial statement is issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statement. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time. In January 2022, the Company settled with a claimant. Related to this settlement the Company recorded a due from insurance carrier of $600,000 and accrued liability of $600,000 as of December 31, 2021.

9.   **SUBSEQUENT EVENTS**

Management has evaluated all subsequent events through the date the accompanying financial statement was issued.